Exhibit 99.1

April 21, 2026

Mr. Jesse J. Allen

EON Resources, Inc.

3730 Kirby Drive, Suite 1200

Houston, Texas 77098

Subject: Grayburg-Jackson Field, Eddy County, New Mexico Reserve and Cash Flow Projections, SEC Guidelines

Dear Mr. Allen:

In accordance with your request, Haas and Cobb Petroleum Consultants, LLC (Haas & Cobb) has estimated the Proved Reserves and future income as of December 31, 2024, attributable to the interest of EON Resources, Inc. (EON) in certain oil and gas properties located in the Grayburg-Jackson Field, Eddy County, New Mexico. The EON properties have historically produced from Seven Rivers, Queen, Grayburg, and San Andres (SR-Q-G-SA) reservoirs in descending depth order. The focus of this report is to capture reserves attributable to both the historical (“legacy”) SR-Q-G-SA completions and the recent implementation and expansion of the Seven Rivers (SVRV) waterflood. This report was originally completed on March 17, 2025 and is being reissued on August 22, 2025 to further clarify some terms and definitions. No other changes were made.

Table 1 summarizes our estimate of the proved oil and gas reserves for all planned development and the pre-federal income tax value undiscounted and discounted at ten percent. Values shown are determined utilizing the December 31, 2024, SEC Commodity Price Forecast. The discounted present worth of future income values shown below in Table 1 is not intended to necessarily represent an estimate of fair market value.

TABLE 1

EON RESOURCES, INC. – NET RESERVES AND VALUE

AS OF DECEMBER 31, 2024

	Net Reserves		Future Net Cash Flow
	Oil	Gas	Undisc.	Disc. 10%
Reserve Category	(MBBL)	(MMCF)	(M$)	(M$)
Legacy SR-Q-G-SA PDP	285.44	123.54	9,244.91	5,515.59
SVRV Waterflood PDP	3,584.59	807.89	129,623.40	73,239.10
TOTAL PDP	3,870.02	931.43	138,868.31	78,754.70
SVRV Waterflood PNP	5,932.51	1,124.63	222,430.36	75,204.20
SVRV Waterflood PUD	4,215.42	784.14	177,598.01	53,707.04
TOTAL PROVED	14,017.95	2,840.21	538,896.68	207,665.93

Oil volumes are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF).

This report, which was prepared for EON’s use in filing with the SEC and will be filed with EON’s Form 10-K for fiscal year ending December 31, 2024 (the “Form 10-K”) and covers 100 percent of the total company present value discounted at ten percent (PV10) presented in LH Operating’s Form 10-K. All assumptions, data, methods, and procedures considered necessary and appropriate were used to prepare this report.

DISCUSSION

EON’s leasehold covers approximately 13,700 acres in the Grayburg-Jackson Field. Historical production has been from Seven Rivers, Queen, Grayburg, and San Andres (SR-Q-G-SA) reservoirs ranging in depth from 1,500 to 4,000 feet. The production forecast for the historical SR-Q-G-SA completions is the basis for the Legacy reserves estimate. Production was generally available through December 2024 for all producing properties. Forecasts for Legacy properties were prepared using decline curve analysis.

Recent and ongoing focus on the Seven Rivers waterflood implementation by EON is reflected as SVRV Waterflood. Although the Seven Rivers interval is behind-pipe in many future Seven Rivers producers or injectors, a material number of planned producers and injectors will require new drill wellbores. The 170 development patterns have been categorized according to the producer status with 127 patterns being Proved Developed Non-Producing (PDNP) and 43 patterns being Proved Undeveloped (PUD).

In 2019 an expansion of the existing Seven Rivers waterflood under several sections in the southern portion of the EON properties was initiated with economic success and served as the analogy for the reserves estimated in this report. Evaluation of these economically successful patterns within the EON property yielded a median (P50) expectation of 32,545 barrels (Bbls) of oil for a typical Seven Rivers 40-acre well spacing primary recovery completion. Furthermore, the evaluation yielded a median expectation of 85,348 Bbls of oil for a typical Seven Rivers 20-acre well spacing waterflood recovery (primary + secondary recovery completion). The difference between these two median recoveries yields a typical secondary oil recovery of 52,803 Bbls.

Net Pay and Pore Volume (Net Pay * Porosity) maps were generated for the Seven Rivers intervals included as waterflood reserves in this report: B1, B2, B3, B4, B5, B6, and C. The sum of the Pore Volume from these seven intervals constitutes the Total Pore Volume forming the volumetric basis for the Seven Rivers waterflood reserves. A total of 314 patterns with discretely estimated Pore Volume were evaluated. Only the 253 patterns under EON leases with less than 43,000 Bbls of cumulative oil production were used to distribute reserves in this report.

A pattern simulation model was used to forecast future recovery from the 253 EON Seven Rivers patterns. The simulation model is comprised of seven layers to represent the seven intervals of the Seven Rivers Pore Volume maps. Average thickness and porosity values from the seven intervals were used in the simulation models. As of this report date, 83 patterns were producing and 170 remained for future development. Of the remaining 170 patterns, 127 are categorized as PNP and 43 are PUD. Primary and secondary recovery cases were run to establish production forecast rates then used to distribute production expectations to each of the 253 Seven Rivers patterns. The individual Pore Volume of each pattern served as the key element for scaling the production forecast for each specific pattern. The oil volumes from this forecast are the basis for the Seven Rivers waterflood PDP reserves. The oil projection for these 253 patterns is the production forecast for the total Proved (PDP+PDNP+PUD) reserves for the Seven Rivers waterflood implementation.

EON Resources, Inc.	August 22, 2025	Page | 2

COMMODITY PRICES

Projections of future oil and gas reserves contained in this report utilize the December 31, 2024, SEC Commodity Price Forecast. The SEC price is the arithmetic average of the “first-day-of-the-month” WTI Spot pricing for oil prices and Henry Hub prices for natural gas for the preceding 12-month period ending December 31, 2024. These prices were calculated to be $75.48 per barrel of oil and $2.13 per MMBTU of gas. After applying appropriate differentials for each lease, the weighted average realized product prices for 2024 were estimated to be $77.10 per barrel of oil and $1.99 per MCF of gas, resulting in average 2024 differentials of positive $1.62 per barrel and negative $0.14 per MCF. Product prices and differentials were not escalated for this report.

OPERATING COSTS

EON provided historical lease operating expense (LOE) data through December 2024 for each lease. Based upon our analysis of that data, a fixed monthly operating cost was applied for each legacy lease. The Seven Rivers PDP waterflood case was assigned a monthly per pattern fixed monthly operating cost of $489,639 based on the provided data. The PNP and PUD cases were assigned a fixed monthly operating cost of $5,155 per new producer. The costs were held constant for the report. There were no variable costs scheduled.

CAPITAL COSTS

Capital costs and timing were provided by EON. This prospect will be developed using a combination of recompletions and new drill wells. The development cost to complete the remaining patterns is $94,156,000.

RESERVES AND CASH FLOW

Reserve and revenue projections for the proved reserves categories are shown in Table 2 after the signature page of this report. Cash flow is defined as revenue after deduction of state severance tax, ad valorem tax, operating cost, and capital cost. All economic projections are before federal income taxes.

PROPERTY ABANDONMENT

As requested, abandonment costs have not been included in our estimates of future net revenue. Since abandonment costs were not included in this report those costs should be captured in the company level financial disclosure.

PROFESSIONAL GUIDELINES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be economically producible in future years, from known reservoirs under existing economic, operating conditions, and government regulations. Reserves are considered proved if economic productivity is supported by either actual production or conclusive formation tests.

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves. Possible reserves are those additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves. A full definition of oil and gas reserves can be found in Appendix A.

EON Resources, Inc.	August 22, 2025	Page | 3

The reserve estimates shown in this report are those estimated to be recoverable in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X and the guidelines specified in Item 1202 (a)(8) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC), and conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas, except that future income taxes are excluded and, as requested, abandonment costs have not been included in our estimates of future net income. The definitions for oil and gas reserves in accordance with SEC Regulation S-X are set forth in this report.

No current or impending regulations are known to restrict EON’s ability to recover the estimated reserves. No attempt was made to assess the possible effects of unknowable governmental regulations on the ability of EON to recover the reserves estimated in this report.

The reserves included in this report are estimates only and should not be construed as being exact quantities. Governmental policies, uncertainties of supply and demand, the prices actually received for the reserves, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report. Estimated reserves using price escalations may vary from values obtained using constant price scenarios. In any case, estimates of reserves, resources, and revenues may increase or decrease as a result of future operations.

Haas & Cobb has not examined titles to the appraised properties nor has the actual degree of interest owned been independently confirmed. The data used in this evaluation were obtained from EON Resources, LLC and the non-confidential files of Haas & Cobb and were considered accurate.

We have not made a field examination of the EON properties, therefore, operating ability and condition of the production equipment have not been considered. Also, environmental liabilities, if any, caused by EON or any other operator have not been considered, nor has the cost to restore the property to acceptable conditions, as may be required by regulation, been taken into account.

In evaluating available information concerning this appraisal, Haas & Cobb has excluded from its consideration all matters as to which legal or accounting interpretation, rather than geological or engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data, and conclusions necessarily represent only informed professional judgments.

Haas and Cobb Petroleum Consultants, LLC is an independent consulting firm founded in 1983. Its compensation is not contingent on the results obtained or reported. This report was prepared by associates of the firm who are licensed professional engineers and geologists with over 40 years of experience in the estimation, assessment, and evaluation of oil and gas reserves.

[Remainder of page intentionally left blank. Signature page follows.]

EON Resources, Inc.	August 22, 2025	Page | 4

Respectfully submitted,

Haas and Cobb Petroleum Consultants, LLC

F-26129

EON Resources, Inc.	August 22, 2025	Page | 5

EON RESOURCES, INC.

RESERVES FOR

GRAYBURG-JACKSON PROPERTIES

TABLE 2

Economic Summary Projection

Haas and Cobb Petroleum Consultants, LLC

AS OF

December 31, 2024

EON Resources, Inc.	August 22, 2025	Page | 6